Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2022 Unaudited Financial Results

BEIJING, China, November 30, 2022 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Business and Financial Highlights for the Third Quarter of 2022

•	Gross transaction value (GTV)[1] was RMB737.1 billion (US$103.6 billion), a decrease of 11.3% year-over-year. GTV of existing home transactions was RMB449.0 billion (US$63.1 billion), an increase of 18.7% year-over-year. GTV of new home transactions was RMB261.5 billion (US$36.8 billion), a decrease of 36.2% year-over-year. GTV of home renovation and furnishing was RMB2.0 billion (US$0.3 billion), compared to RMB66 million in the same period of 2021. GTV of emerging and other services was RMB24.7 billion (US$3.5 billion), a decrease of 41.7% year-over-year.

•	Net revenues were RMB17.6 billion (US$2.5 billion), a decrease of 2.8% year-over-year.

•	Net income was RMB716 million (US$101 million), compared to net loss of RMB1,766 million in the same period of 2021. Adjusted net income[2] was RMB1.9 billion (US$0.3 billion), compared to adjusted net loss of RMB888 million in the same period of 2021.

•	Number of stores was 41,398 as of September 30, 2022, a 23.3% decrease from one year ago. Number of active stores[3] was 39,713 as of September 30, 2022, a 19.7% decrease from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. Number of active stores was 49,468 as of September 30, 2021.

•	Number of agents was 402,630 as of September 30, 2022, a 21.9% decrease from one year ago. Number of active agents[4] was 372,718 as of September 30, 2022, a 20.4% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 42.4 million for the three months ended September 30, 2022, compared to 46.1 million in the same period of 2021.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the third quarter of 2022, we stayed focused on driving operational excellence at each of our business lines, solidifying our competitive moats and building out our fledgling wings for the long term. Facing a challenging macroeconomic environment, we derived strong resilience from every homelinker—those who stay with us, share the same value, and always strive to enterprise. Our total GTV recovered by 15.3% quarter-over-quarter and our operating metrics recorded in all-fronts recovery driven by efficiency and productivity bolster across our businesses.”

“In the third quarter, our existing home sales outperformed the market, fueled by our strength in ACN as well as benefitting from our efforts to accelerate the development of this business through optimized empowerment of service provider and platform operations. Our new home sales maintained a healthy momentum as we further promoted our commission-in-advance model and collaborated with selected developers. At the same time, we assisted customers to identify and minimize risks associated with construction delays and contributed to healthy industry governance. Our home renovation and furnishing services are progressing on track and continuing to outpace the rest of the industry, with rapidly growing orders and improving average selling price supported by the traffic referrals from our core businesses and our full-service business model which includes home furnishing.”

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. Number of active agents was 468,014 as of September 30, 2021.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“We are steering our Company prudently through the current market cycle while remaining fortified to playing a better role in building up a healthy housing market,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “During the third quarter, we achieved net revenues of RMB17.6 billion, representing a narrowed year-over-year decline of 2.8%, and a 27.7% increase compared with the second quarter of 2022. Despite the macro headwinds, our operating efficiency and profitability improved significantly in the third quarter, and we maintained a strong cash position and operating cash flow. All of these have enabled our fundamentals to remain intact and strengthened our sustainable operations amidst external challenges. These results did not come about overnight. They are the results of our rapid and resolute implementation of a series of risk-control, cost-management and efficiency-enhancing measures launched a year ago in the face of market adjustment. We’re confident that all these strengths, along with an all-out effort from everyone in the Company, will make us well positioned for the long-term sustainable growth.”

Third Quarter 2022 Financial Results

Net Revenues

Net revenues decreased by 2.8% to RMB17.6 billion (US$2.5 billion) in the third quarter of 2022, compared to RMB18.1 billion in the same period of 2021. The decrease was primarily attributable to the decline in total GTV. Total GTV was RMB737.1 billion (US$103.6 billion) in the third quarter of 2022, representing a 11.3% decrease compared to RMB830.7 billion in the same period of 2021 due to the disruption on the recovery of the market caused by the resurgence of COVID-19 in certain regions and that the market for new home transactions remained weak as many real estate developers were facing liquidity and delivery challenges, which was partially offset by the recovery of the market for existing home transactions especially in top-tier cities. The smaller contraction of net revenues compared to that of GTV was primarily attributable to the higher contribution of GTV from businesses with higher monetization rate such as home renovation and furnishing.

•	Net revenues from existing home transaction services increased by 16.6% to RMB7.2 billion (US$1.0 billion) in the third quarter of 2022, compared to RMB6.1 billion in the same period of 2021, primarily due to a 18.7% increase in GTV of existing home transactions to RMB449.0 billion (US$63.1 billion) in the third quarter of 2022 from RMB378.2 billion in the same period of 2021.

Among that, (i) commission revenue increased by 15.6% to RMB6.1 billion (US$0.9 billion) in the third quarter of 2022 from RMB5.3 billion in the same period of 2021, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 18.6% to RMB219.7 billion (US$30.9 billion) in the third quarter of 2022 from RMB185.3 billion in the same period of 2021; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 23.3% to RMB1.0 billion (US$0.1 billion) in the third quarter of 2022, from RMB0.8 billion in the same period of 2021, mainly due to a 18.9% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB229.3 billion (US$32.2 billion) in the third quarter of 2022 from RMB192.9 billion in the same period of 2021. The higher growth rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was primarily attributable to the increased penetration level of value-added services.

•	Net revenues from new home transaction services decreased by 31.3% to RMB7.8 billion (US$1.1 billion) in the third quarter of 2022 from RMB11.3 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 36.2% to RMB261.5 billion (US$36.8 billion) in the third quarter of 2022 from RMB410.1 billion in the same period of 2021. Among that, the GTV of new home transaction services completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB215.7 billion (US$30.3 billion), compared to RMB337.6 billion in the same period of 2021, while the GTV of new home transactions served by Lianjia brand was RMB45.8 billion (US$6.4 billion) in the third quarter of 2022, compared to RMB72.6 billion in the same period of 2021.

•	Net revenues from home renovation and furnishing were RMB1.8 billion (US$0.3 billion) in the third quarter of 2022, compared to RMB60 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China, and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

•	Net revenues from emerging and other services increased by 45.8% to RMB801 million (US$113 million) in the third quarter of 2022 from RMB550 million in the same period of 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

Cost of Revenues

Total cost of revenues decreased by 16.3% to RMB12.8 billion (US$1.8 billion) in the third quarter of 2022 from RMB15.3 billion in the same period of 2021.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB5.7 billion (US$0.8 billion) in the third quarter of 2022, compared to RMB7.6 billion in the same period of 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in the third quarter of 2022 compared with the same period of 2021.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB4.6 billion (US$0.7 billion) in the third quarter of 2022, compared to RMB6.0 billion in the same period of 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.3 billion (US$0.2 billion) in the third quarter of 2022, compared to RMB60 million in the same period of 2021, which was primarily attributable to the increase of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores decreased by 17.6% to RMB822 million (US$116 million) in the third quarter of 2022 compared to RMB997 million in the same period of 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in the third quarter of 2022 compared to the same period of 2021.

•	Other costs. The Company’s other costs decreased by 41.7% to RMB407 million (US$57 million) in the third quarter of 2022 from RMB699 million in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and provisions related to financial services and the decreased offline activities costs.

Gross Profit

Gross profit increased by 72.8% to RMB4.8 billion (US$0.7 billion) in the third quarter of 2022 from RMB2.8 billion in the same period of 2021. Gross margin was 27.0% in the third quarter of 2022, compared to 15.2% in the same period of 2021. The increase in gross margin was primarily due to: a) a shift of revenue mix towards the existing home transaction services with higher contribution margin than some other revenue streams, b) a higher contribution margin for existing home transaction services led by the increased net revenues from existing home transaction services and the decreased fixed compensation costs for Lianjia agents, c) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services, and d) a relatively lower percentage of costs related to stores and other costs of net revenues in the third quarter of 2022 compared to the same period of 2021.

Income (Loss) from Operations

Total operating expenses decreased by 29.9% to RMB3.5 billion (US$0.5 billion) in the third quarter of 2022 from RMB5.1 billion in the same period of 2021.

•	General and administrative expenses decreased by 26.4% to RMB1,777 million (US$250 million) in the third quarter of 2022 from RMB2,412 million in the same period of 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance, and the decrease of personnel costs and overheads along with the reduction of the headcount, as well as the decrease of conferences and travel expenses, which was partially offset by the increase of share-based compensation in the third quarter of 2022 compared to the same period of 2021.

•	Sales and marketing expenses were RMB1,258 million (US$177 million) in the third quarter of 2022, compared to RMB1,202 million in the same period of 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

•	Research and development expenses decreased by 51.2% to RMB509 million (US$72 million) in the third quarter of 2022 from RMB1,043 million in the same period of 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the third quarter of 2022 compared to the same period of 2021.

Income from operations was RMB1.2 billion (US$0.2 billion) in the third quarter of 2022, compared to loss from operations of RMB2.3 billion in the same period of 2021. Operating margin was 6.9% in the third quarter of 2022, compared to negative 12.7% in the same period of 2021, primarily due to a) a relatively higher gross profit margin, and b) the decrease of total operating expenses along with the relatively flat net revenues, primarily due to personnel severance and optimized resource utilization in the third quarter of 2022 compared to the same period of 2021.

Adjusted income from operations6 was RMB2.1 billion (US$0.3 billion) in the third quarter of 2022, compared to adjusted loss from operations of RMB1.4 billion in the same period of 2021. Adjusted operating margin7 was 12.0% in the third quarter of 2022, compared to negative 7.9% in the same period of 2021. Adjusted EBITDA8 was RMB2.3 billion (US$0.3 billion) in the third quarter of 2022, compared to negative RMB550 million in the same period of 2021.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss)

Net income was RMB716 million (US$101 million) in the third quarter of 2022, compared to net loss of RMB1,766 million in the same period of 2021.

Adjusted net income was RMB1,888 million (US$265 million) in the third quarter of 2022, compared to adjusted net loss of RMB888 million in the same period of 2021.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB723 million (US$102 million) in the third quarter of 2022, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,765 million in the same period of 2021.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,895 million (US$266 million) in the third quarter of 2022, compared to adjusted net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB887 million in the same period of 2021.

Net Income (Loss) per ADS

Diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 was RMB0.60 (US$0.08) in the third quarter of 2022, compared to diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB1.50 in the same period of 2021.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 was RMB1.57 (US$0.22) in the third quarter of 2022, compared to adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.75 in the same period of 2021.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB57.5 billion (US$8.1 billion).

Business Outlook

For the fourth quarter of 2022, the Company expects total net revenues to be between RMB14.5 billion (US$2.0 billion) and RMB15.0 billion (US$2.1 billion), representing a decrease of approximately 15.7% to 18.5% from the same quarter of 2021. This forecast considers the potential impact of the recent real estate related policies and measures, the increased reported cases of COVID-19 in certain regions and the tentative corresponding restrictive measures, all of which remain uncertain and may continue to adversely affect the Company’s operations. Therefore, the Company’s ongoing and preliminary view are contingent on the business situation and market condition.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. From the launch of the share repurchase program on September 1, 2022 to September 30, 2022, the Company in aggregate purchased approximately 3.3 million ADSs in the open market pursuant to the share repurchase program, certain of which were settled in early October 2022.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Conference Call Information

The Company will hold an earnings conference call on 7:00 AM U.S. Eastern Time on Wednesday, November 30, 2022 (8:00 PM Beijing/Hong Kong Time on Wednesday, November 30, 2022) to discuss the financial results.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10027008-ovb98p.html

A replay of the conference call will be accessible through December 7, 2022, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN:	10027008

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,446,104	18,953,504	2,664,441
Restricted cash	6,286,105	5,850,435	822,441
Short-term investments	29,402,661	32,713,511	4,598,793
Short-term financing receivables, net of allowance for credit losses of RMB131,558 and RMB134,327 as of December 31, 2021 and September 30, 2022, respectively	702,452	262,578	36,913
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,151,271 and RMB2,104,372 as of December 31, 2021 and September 30, 2022, respectively	9,324,952	4,899,455	688,754
Amounts due from and prepayments to related parties	591,342	415,254	58,375
Loan receivables from related parties	42,788	50,033	7,034
Prepayments, receivables and other assets	3,129,950	3,990,211	560,934
Total current assets	69,926,354	67,134,981	9,437,685
Non-current assets
Property and equipment, net	1,971,707	1,978,561	278,142
Right-of-use assets	7,244,211	10,361,840	1,456,644
Long-term financing receivables, net of allowance for credit losses of RMB204 and nil as of December 31, 2021 and September 30,2022, respectively	10,039	-	-
Long-term investments, net	17,038,171	20,605,049	2,896,612
Intangible assets, net	1,141,273	1,857,115	261,069
Goodwill	1,805,689	5,001,591	703,113
Long-term loan receivables from related parties	-	26,754	3,761
Other non-current assets	1,181,421	1,023,223	143,843
Total non-current assets	30,392,511	40,854,133	5,743,184
TOTAL ASSETS	100,318,865	107,989,114	15,180,869

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,008,765	5,517,499	775,638
Amounts due to related parties	584,078	415,759	58,446
Employee compensation and welfare payable	9,834,247	9,345,776	1,313,808
Customer deposits payable	4,181,337	4,145,141	582,715
Income taxes payable	567,589	441,896	62,121
Short-term borrowings	260,000	600,000	84,347
Lease liabilities current portion	2,752,795	4,387,518	616,788
Short-term funding debts	194,200	-	-
Contract liabilities	1,101,929	3,519,590	494,776
Accrued expenses and other current liabilities	3,451,197	3,921,307	551,247
Total current liabilities	28,936,137	32,294,486	4,539,886
Non-current liabilities
Deferred tax liabilities	22,920	293,164	41,212
Lease liabilities non-current portion	4,302,934	6,157,759	865,644
Other non-current liabilities	1,381	525	74
Total non-current liabilities	4,327,235	6,451,448	906,930
TOTAL LIABILITIES	33,263,372	38,745,934	5,446,816

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,635,326,753 Class A ordinary shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively; and 885,301,280 and 157,894,050 Class B ordinary shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	489	492	69
Treasury shares	-	(387,297)	(54,445)
Additional paid-in capital	78,972,169	80,672,239	11,340,724
Statutory reserves	483,887	483,887	68,024
Accumulated other comprehensive loss	(2,639,723)	(55,486)	(7,800)
Accumulated deficit	(9,842,846)	(11,605,952)	(1,631,539)
Total KE Holdings Inc. shareholders' equity	66,973,976	69,107,883	9,715,033
Non-controlling interests	81,517	135,297	19,020
TOTAL SHAREHOLDERS' EQUITY	67,055,493	69,243,180	9,734,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	100,318,865	107,989,114	15,180,869

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,138,020	7,156,681	1,006,070	25,962,650	18,842,946	2,648,899
New home transaction services	11,348,472	7,792,812	1,095,496	35,162,630	20,369,105	2,863,443
Home renovation and furnishing	60,076	1,845,900	259,493	139,781	2,952,816	415,100
Emerging and other services	549,572	801,189	112,629	1,701,657	1,756,772	246,963
Total net revenues	18,096,140	17,596,582	2,473,688	62,966,718	43,921,639	6,174,405
Cost of revenues
Commission-split	(7,628,801)	(5,665,913)	(796,501)	(23,892,995)	(14,468,847)	(2,033,998)
Commission and compensation-internal	(5,956,796)	(4,637,956)	(651,994)	(20,911,751)	(13,621,751)	(1,914,915)
Cost of home renovation and furnishing	(59,988)	(1,303,785)	(183,283)	(134,723)	(2,094,831)	(294,487)
Cost related to stores	(996,936)	(821,954)	(115,548)	(2,774,574)	(2,581,786)	(362,942)
Others	(698,988)	(407,377)	(57,269)	(2,348,522)	(1,466,635)	(206,176)
Total cost of revenues(1)	(15,341,509)	(12,836,985)	(1,804,595)	(50,062,565)	(34,233,850)	(4,812,518)
Gross profit	2,754,631	4,759,597	669,093	12,904,153	9,687,789	1,361,887
Operating expenses
Sales and marketing expenses(1)	(1,202,248)	(1,258,104)	(176,861)	(3,500,026)	(3,240,617)	(455,559)
General and administrative expenses(1)	(2,412,235)	(1,776,531)	(249,741)	(6,721,984)	(5,554,339)	(780,817)
Research and development expenses(1)	(1,042,906)	(509,296)	(71,596)	(2,455,870)	(2,036,886)	(286,341)
Impairment of goodwill, intangible assets and other long-lived assets(2)	(397,066)	-	-	(397,066)	(76,244)	(10,718)
Total operating expenses	(5,054,455)	(3,543,931)	(498,198)	(13,074,946)	(10,908,086)	(1,533,435)
Income (loss) from operations	(2,299,824)	1,215,666	170,895	(170,793)	(1,220,297)	(171,548)
Interest income, net	90,717	214,716	30,184	241,481	488,170	68,626
Share of results of equity investees	10,785	13,187	1,854	44,892	44,657	6,278
Fair value changes in investments, net	97,557	(38,545)	(5,419)	443,720	(378,497)	(53,208)
Impairment loss for equity investments accounted for using Measurement Alternative	-	(240,870)	(33,861)	-	(491,872)	(69,146)
Foreign currency exchange gain (loss)	12,068	(151,951)	(21,361)	19,656	(192,693)	(27,088)
Other income, net	526,336	143,485	20,171	1,225,565	1,040,133	146,220
Income (loss) before income tax expense	(1,562,361)	1,155,688	162,463	1,804,521	(710,399)	(99,866)
Income tax expense	(203,514)	(439,540)	(61,790)	(1,396,023)	(1,058,795)	(148,843)
Net income (loss)	(1,765,875)	716,148	100,673	408,498	(1,769,194)	(248,709)

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	955	7,040	990	(2,945)	6,088	856
Net income (loss) attributable to KE Holdings Inc.	(1,764,920)	723,188	101,663	405,553	(1,763,106)	(247,853)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,764,920)	723,188	101,663	405,553	(1,763,106)	(247,853)

Net income (loss)	(1,765,875)	716,148	100,673	408,498	(1,769,194)	(248,709)
Currency translation adjustments	117,994	1,682,372	236,505	(279,668)	3,081,267	433,158
Unrealized losses on available-for-sale investments, net of reclassification	(4,577)	(187,637)	(26,378)	(7,286)	(497,030)	(69,871)
Total comprehensive income (loss)	(1,652,458)	2,210,883	310,800	121,544	815,043	114,578
Comprehensive loss (income) attributable to non-controlling interests shareholders	955	7,040	990	(2,945)	6,088	856
Comprehensive income (loss) attributable to KE Holdings Inc.	(1,651,503)	2,217,923	311,790	118,599	821,131	115,434
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,651,503)	2,217,923	311,790	118,599	821,131	115,434

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,533,752,811	3,577,393,051	3,577,393,051	3,526,805,332	3,571,697,160	3,571,697,160
—Diluted	3,533,752,811	3,624,210,190	3,624,210,190	3,579,020,205	3,571,697,160	3,571,697,160

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,177,917,604	1,192,464,350	1,192,464,350	1,175,601,777	1,190,565,720	1,190,565,720
—Diluted	1,177,917,604	1,208,070,063	1,208,070,063	1,193,006,735	1,190,565,720	1,190,565,720

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.50)	0.20	0.03	0.11	(0.49)	(0.07)
—Diluted	(0.50)	0.20	0.03	0.11	(0.49)	(0.07)

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(1.50)	0.61	0.09	0.34	(1.48)	(0.21)
—Diluted	(1.50)	0.60	0.08	0.34	(1.48)	(0.21)

(1) Includes share-based compensation expenses as follows:
Cost of revenues	65,196	90,250	12,687	299,468	265,635	37,342
Sales and marketing expenses	22,512	29,994	4,216	92,642	89,553	12,589
General and administrative expenses	144,263	562,091	79,019	483,240	1,110,123	156,059
Research and development expenses	117,628	60,276	8,473	343,101	234,759	33,002

(2) The estimated fair value of the home renovation and furnishing reporting unit exceeded its carrying value by less than 15%. We will continue to monitor and evaluate the carrying value of goodwill for this reporting unit, and should facts and circumstances change, a non-cash impairment charge could be recorded in the future.

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(2,299,824)	1,215,666	170,895	(170,793)	(1,220,297)	(171,548)
Share-based compensation expenses	349,599	742,611	104,395	1,218,451	1,700,070	238,992
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,191	149,923	21,076	353,310	412,382	57,972
Impairment of goodwill, intangible assets and other long-lived assets	397,066	-	-	397,066	76,244	10,718
Adjusted income (loss) from operations	(1,434,968)	2,108,200	296,366	1,798,034	968,399	136,134

Net income (loss)	(1,765,875)	716,148	100,673	408,498	(1,769,194)	(248,709)
Share-based compensation expenses	349,599	742,611	104,395	1,218,451	1,700,070	238,992
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,191	149,923	21,076	353,310	412,382	57,972
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	11,160	44,972	6,322	(127,500)	397,195	55,837
Impairment of goodwill, intangible assets and other long-lived assets	397,066	-	-	397,066	76,244	10,718
Impairment of investments	-	240,870	33,861	-	491,872	69,146
Tax effects on non-GAAP adjustments	1,604	(6,561)	(922)	2,217	(12,391)	(1,742)
Adjusted net income (loss)	(888,255)	1,887,963	265,405	2,252,042	1,296,178	182,214

Net income (loss)	(1,765,875)	716,148	100,673	408,498	(1,769,194)	(248,709)
Income tax expense	203,514	439,540	61,790	1,396,023	1,058,795	148,843
Share-based compensation expenses	349,599	742,611	104,395	1,218,451	1,700,070	238,992
Amortization of intangible assets	121,776	154,330	21,695	369,515	425,836	59,863
Depreciation of property and equipment	223,668	219,214	30,817	599,289	687,262	96,614
Interest income, net	(90,717)	(214,716)	(30,184)	(241,481)	(488,170)	(68,626)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	11,160	44,972	6,322	(127,500)	397,195	55,837
Impairment of goodwill, intangible assets and other long-lived assets	397,066	-	-	397,066	76,244	10,718
Impairment of investments	-	240,870	33,861	-	491,872	69,146
Adjusted EBITDA	(549,809)	2,342,969	329,369	4,019,861	2,579,910	362,678

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,764,920)	723,188	101,663	405,553	(1,763,106)	(247,853)
Share-based compensation expenses	349,599	742,611	104,395	1,218,451	1,700,070	238,992
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,191	149,923	21,076	353,310	412,382	57,972
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	11,160	44,972	6,322	(127,500)	397,195	55,837
Impairment of goodwill, intangible assets and other long-lived assets	397,066	-	-	397,066	76,244	10,718
Impairment of investments	-	240,870	33,861	-	491,872	69,146
Tax effects on non-GAAP adjustments	1,604	(6,561)	(922)	2,217	(12,391)	(1,742)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(21)	(21)	(3)
Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(887,307)	1,894,996	266,394	2,249,076	1,302,245	183,067

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,177,917,604	1,192,464,350	1,192,464,350	1,175,601,777	1,190,565,720	1,190,565,720
—Diluted	1,177,917,604	1,208,070,063	1,208,070,063	1,193,006,735	1,190,565,720	1,190,565,720

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS
—Basic	1,177,917,604	1,192,464,350	1,192,464,350	1,175,601,777	1,190,565,720	1,190,565,720
—Diluted	1,177,917,604	1,208,070,063	1,208,070,063	1,193,006,735	1,200,944,043	1,200,944,043

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(1.50)	0.61	0.09	0.34	(1.48)	(0.21)
—Diluted	(1.50)	0.60	0.08	0.34	(1.48)	(0.21)

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.75	0.98	0.14	1.57	2.57	0.36
—Diluted	0.75	0.97	0.14	1.55	2.56	0.36

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.75)	1.59	0.23	1.91	1.09	0.15
—Diluted	(0.75)	1.57	0.22	1.89	1.08	0.15

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	(1,158,435)	2,005,528	281,930	2,315,937	5,813,559	817,257
Net cash provided by (used in) investing activities	(10,964,521)	3,850,877	541,349	(21,361,357)	(7,487,442)	(1,052,568)
Net cash provided by (used in) financing activities	71,801	(277,366)	(38,991)	(871,373)	(241,494)	(33,950)
Effect of exchange rate change on cash, cash equivalents and restricted cash	84,964	(155,503)	(21,860)	(220,390)	(12,893)	(1,812)
Net increase (decrease) in cash and cash equivalents and restricted cash	(11,966,191)	5,423,536	762,428	(20,137,183)	(1,928,270)	(271,073)
Cash, cash equivalents and restricted cash at the beginning of the period	41,366,483	19,380,403	2,724,454	49,537,475	26,732,209	3,757,955
Cash, cash equivalents and restricted cash at the end of the period	29,400,292	24,803,939	3,486,882	29,400,292	24,803,939	3,486,882

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	6,138,020	7,156,681	1,006,070	25,962,650	18,842,946	2,648,899
Less: Commission and compensation	(4,394,794)	(3,857,541)	(542,285)	(16,157,985)	(11,189,270)	(1,572,962)
Contribution	1,743,226	3,299,140	463,785	9,804,665	7,653,676	1,075,937

New home transaction services
Net revenues	11,348,472	7,792,812	1,095,496	35,162,630	20,369,105	2,863,443
Less: Commission and compensation	(9,117,892)	(5,848,758)	(822,205)	(28,424,321)	(15,773,900)	(2,217,460)
Contribution	2,230,580	1,944,054	273,291	6,738,309	4,595,205	645,983

Home renovation and furnishing
Net revenues	60,076	1,845,900	259,493	139,781	2,952,816	415,100
Less: Material costs, commission and compensation costs	(59,988)	(1,303,785)	(183,283)	(134,723)	(2,094,831)	(294,487)
Contribution	88	542,115	76,210	5,058	857,985	120,613

Emerging and other services
Net revenues	549,572	801,189	112,629	1,701,657	1,756,772	246,963
Less: Commission and compensation	(72,911)	(597,570)	(84,005)	(222,440)	(1,127,428)	(158,491)
Contribution	476,661	203,619	28,624	1,479,217	629,344	88,472